Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	2011(a)	2012	2013	2014	2015(b)
Earnings available for fixed charges, as defined:
Net income	$290,227	$419,950	$398,523	$393,676	$355,736
Tax expense based on income	160,085	251,736	241,657	228,480	208,740
Fixed charges (b)	237,120	241,529	229,720	232,293	235,285
Earnings available for fixed charges, as defined	$687,432	$913,215	$869,900	$854,449	$799,761
Fixed charges, as defined:
Interest expense on short-term and long-term debt (c)	$227,165	$231,679	$218,725	$220,648	$224,418
Estimated interest cost within rental expense	3,608	3,445	3,534	4,806	4,500
Amortization of net debt premium, discount, and expenses	6,347	6,405	7,461	6,839	6,367
Total fixed charges, as defined	$237,120	$241,529	$229,720	$232,293	$235,285
Ratio of earnings to fixed charges	2.90	3.78	3.79	3.68	3.40
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3,420	$3,420	$3,420	$3,420	$3,420
Adjustment to pretax basis	1,887	2,050	2,074	1,985	2,007
	$5,307	$5,470	$5,494	$5,405	$5,427

Combined fixed charges and preferred stock dividend requirements	$242,427	$246,999	$235,214	$237,698	$240,712
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.84	3.70	3.70	3.59	3.32

(a)	Includes an $89 million regulatory disallowance associated with the Taum Sauk breach.

(b)	Includes a $69 million provision for the Callaway construction and operating license. See Note 2 - Rate and Regulatory Matters under Part II, Item 8, of this Form 10-K for additional information.

(c)	Includes net interest related to uncertain tax positions.